UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2025

Registrant: New Pacific Metals Corp.

Suite 1750 - 1066 W. Hastings Street
Vancouver BC, Canada V6E 3X1
(Address of principal executive office)

Commission File Number: 001-40381

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, duly authorized.

Date: November 28, 2025

By:
/s/ Jonathan Hoyles
Corporate Secretary
New Pacific Metals Corp.

Exhibits

Exhibit No.	Document Description
99.1	Report of Voting Results dated November 28, 2025